UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Wynn Resorts, Limited
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

983134 10 7
(CUSIP Number)

William Aaronson Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Barry Brooks Paul Hastings LLP 75 East 55th Street New York, NY 10022 (212) 318-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	983134 10 7
1	Name of Reporting Person: ARUZE USA, INC.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization: Nevada, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 44,318,080*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 24,549,222
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 44,318,080*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13	Percent of Class Represented by Amount in Row (11): 35.4%**
14	Type of Reporting Person (See Instructions): CO

*
Includes 10,026,708 shares (the “SAW Shares”) held by Stephen A. Wynn (“Mr. Wynn”) and 9,742,150 shares (the “EW Shares”) held by Elaine P. Wynn (“Ms. Wynn”) that may be deemed to be beneficially owned by the Reporting Persons as a result of that certain amended and restated stockholders agreement, dated as of January 6, 2010, among Mr. Wynn, Ms. Wynn and Aruze USA, Inc.  The Reporting Persons disclaim beneficial ownership of the SAW Shares and the EW Shares.  See Item 4.

**
Based on 125,071,358 shares outstanding, which is the sum of (i) 100,522,136 shares reported as outstanding as of July 31, 2012, in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2012, filed with the Securities and Exchange Commission on August 9, 2012 and (ii) 24,549,222 additional shares outstanding owned by Aruze USA, Inc.  See Item 4.

CUSIP No.	983134 10 7
1	Name of Reporting Person: UNIVERSAL ENTERTAINMENT CORPORATION
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization: Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 44,318,080*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 24,549,222
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 44,318,080*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13	Percent of Class Represented by Amount in Row (11): 35.4%**
14	Type of Reporting Person (See Instructions): CO

*
Includes 10,026,708 shares (the “SAW Shares”) held by Stephen A. Wynn (“Mr. Wynn”) and 9,742,150 shares (the “EW Shares”) held by Elaine P. Wynn (“Ms. Wynn”) that may be deemed to be beneficially owned by the Reporting Persons as a result of that certain amended and restated stockholders agreement, dated as of January 6, 2010, among Mr. Wynn, Ms. Wynn and Aruze USA, Inc.  The Reporting Persons disclaim beneficial ownership of the SAW Shares and the EW Shares.  See Item 4.

**
Based on 125,071,358 shares outstanding, which is the sum of (i) 100,522,136 shares reported as outstanding as of July 31, 2012, in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2012 filed with the Securities and Exchange Commission on August 9, 2012 and (ii) 24,549,222 additional shares outstanding owned by Aruze USA, Inc.  See Item 4.

CUSIP No.	983134 10 7
1	Name of Reporting Person: KAZUO OKADA
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions): PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization: Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 44,318,080*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 24,549,222
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 44,318,080*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13	Percent of Class Represented by Amount in Row (11): 35.4%**
14	Type of Reporting Person (See Instructions): IN

*
Includes 10,026,708 shares (the “SAW Shares”) held by Stephen A. Wynn (“Mr. Wynn”) and 9,742,150 shares (the “EW Shares”) held by Elaine P. Wynn (“Ms. Wynn”) that may be deemed to be beneficially owned by the Reporting Persons as a result of that certain amended and restated stockholders agreement, dated as of January 6, 2010, among Mr. Wynn, Ms. Wynn and Aruze USA, Inc.  The Reporting Persons disclaim beneficial ownership of the SAW Shares and the EW Shares.  See Item 4.

**
Based on 125,071,358 shares outstanding, which is the sum of (i) 100,522,136 shares reported as outstanding as of July 31, 2012, in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2012 filed with the Securities and Exchange Commission on August 9, 2012 and (ii) 24,549,222 additional shares outstanding owned by Aruze USA, Inc..  See Item 4.

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) amends and supplements the statement on Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2002 (the “Original Filing”), as amended by Amendment No. 1 filed on November 14, 2006, by Amendment No. 2 filed on August 3, 2009, by Amendment No. 3 filed on August 18, 2009, by Amendment No. 4 filed on January 6, 2010, by Amendment No. 5 filed on December 3, 2010, by Amendment No. 6 filed on December 20, 2010, by Amendment No. 7 filed on January 11, 2012, and by Amendment No. 8 filed on January 18, 2012 by Aruze, USA, Inc., Universal Entertainment Corporation and Kazuo Okada (collectively the “Reporting Persons”). Information reported in the Original Filing, as amended, remains in effect except to the extent that it is expressly amended, restated or superseded by information contained in this Amendment No. 9. The title of the class of equity securities to which this statement relates to is the Common Stock, $0.01 par value per share (the “Common Stock”) of Wynn Resorts, Inc., a Nevada corporation (the “Issuer”). Capitalized terms used and not defined in this Amendment No. 9 have the meanings set forth in the Original Filing, as amended.

This Amendment No. 9 is being filed jointly pursuant to Rule 13d−1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the Reporting Persons.

Item 4.  Purpose of Transaction  Source and Amount of Funds or Other Consideration

Item 4 is hereby supplemented as follows:

On February 18, 2012, the Issuer purported to redeem the 24,549,222 shares of Common Stock owned by Aruze USA, Inc. (“Aruze”).  Aruze believes the purported redemption is contrary to law and will be determined void ab initio pursuant to the pending litigation between, among others, Aruze and the Issuer.

On August 31, 2012, pursuant to the advance notice provisions set forth in the Issuer’s bylaws, Aruze delivered to the secretary of the Issuer notice of Aruze’s intent to nominate Professor Jonathan Macey and Mr. Fredric G. Reynolds (collectively the “Nominees”) for election to Class I of the board of directors of the Issuer (the “Board”) at the Issuer’s 2012 annual meeting of the stockholders (the “2012 Annual Meeting”). Aruze intends to nominate these candidates for election to the Board in order to strengthen the Board and to provide strong, independent directors to enhance the Issuer’s corporate governance and help lead the Issuer in its future success. Each of the Nominees is independent of the Issuer, Aruze and its affiliates (including the Issuer founder and board member, Mr. Kazuo Okada) and each would qualify as independent under Rule 5605 of the Nasdaq listing standards.  The Reporting Persons may solicit proxies for the election of the Nominees and/or certain other nominees to the Board at the 2012 Annual Meeting.

Pursuant to Section 2(a) of the amended and restated stockholders agreement, dated as of January 6, 2010, among Mr. Wynn, Ms. Wynn and Aruze USA, Inc. (the “Stockholders Agreement”) , Mr. Wynn is required to endorse and vote his shares and Ms. Wynn’s shares in favor of nominees designated by Aruze that represent a minority of the Board. The Stockholders Agreement is filed as an exhibit to Amendment No. 4.  Mr. Wynn's failure to endorse nominees previously designated by Aruze, as required by the Stockholder Agreement, is the subject of pending litigation between, among others, Aruze and the Issuer.

The Reporting Persons intend to review events relating to the Issuer on a continuing basis and will take whatever action that they deem necessary and appropriate to protect their investment in the Issuer, which may relate to or could result in the transactions or changes contemplated by Items 4(a) through 4(j) of Schedule 13D.  In addition to the actions described in this Item 4, the Reporting Persons reserve the right to formulate or amend plans and/or make proposals and to pursue any number of additional actions with respect to their investment in the Common Stock, including, without limitation: (i) communicating with the Issuer, the Board, other shareholders or third parties regarding the Issuer or any other transactions or changes contemplated by Items 4(a)−(j) of Schedule 13D, (ii) proposing additional nominees to the board of directors, (iii) acquiring beneficial ownership of additional securities in the open market, in privately negotiated transactions or otherwise, (iv) taking any other actions which could involve one or more types of transactions or have one or more of the results described in Items 4(a)−(j) of Schedule 13D, (v) disposing of all or part of its holdings of securities, or (vi) changing their intention with respect to any or all matters referred to in this Item 4. The factors the Reporting Persons may consider in reviewing their investment include, without limitation, a continuing analysis of the Issuer’s business, financial condition, operations and prospects, board composition, actions and management structure, general market and economic conditions, the relative attractiveness of alternative business and investment opportunities, and other future developments.

Item 5.  Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 are hereby amended and restated in their entirety as follows:

The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference.

The information from the first and third full paragraphs of Item 4 of this Amendment No. 9 is incorporated herein by reference.

Mr. Wynn is a United States citizen with his business address at 3131 Las Vegas Boulevard South, Las Vegas, Nevada 89109. To the knowledge of the Reporting Persons, Mr. Wynn directly owns 10,026,708 shares of Common Stock, or 8.0% of the outstanding Common Stock of the Issuer.

Ms. Wynn is a United States citizen with her business address at 3131 Las Vegas Boulevard South, Las Vegas, Nevada 89109. To the knowledge of the Reporting Persons, Ms. Wynn directly owns 9,742,150 shares of Common Stock, or 7.8% of the outstanding Common Stock of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

The information in Item 4 of this Amendment No. 9 is incorporated herein by reference.

Aruze has entered into letter agreements with each of the Nominees (the “Letter Agreements”) pursuant to which, among other things:

•	each Nominee has agreed to be named as a nominee for election as a director at the 2012 Annual Meeting and to provide all information required in that regard;

•
each Nominee has agreed that, if elected or appointed to the Board, to serve as a director of the Issuer and in that capacity to act in the best interests of the Issuer and its stockholders and to exercise his independent judgment in accordance with his fiduciary duties in all matters that come before the Board;

•
each Nominee has agreed that he is not an employee or an agent or otherwise a representative of Aruze or its affiliates, and that he is independent of Aruze and its affiliates, and that, if elected or appointed, he will in no way be controlled by or act at the direction of Aruze or its affiliates;

•	Aruze has agreed to pay each Nominee a one-time payment of $50,000 upon the first public dissemination by Aruze of such Nominee’s name;

•
Aruze has agreed to reimburse each Nominee for (i) all reasonable expenses incurred in the performance of his responsibilities as a Nominee and (ii) reasonable fees and expenses of independent legal counsel to advise on legal obligations associated with serving as a Nominee, other than the negotiation of the Letter Agreements; and

•
Aruze has agreed to provide the Nominees with customary indemnification for any and all losses, claims damages, liabilities, judgments, costs and expenses arising out of or based upon being a Nominee, subject to certain exceptions.

The foregoing description of the Letter Agreements is qualified in its entirety by reference to the actual Letter Agreements, each of which is incorporated herein by reference and copies of which are filed as Exhibits 1 and 2 attached hereto.

Item 7.  Material to be Filed as Exhibits

Item 7 is hereby amended as follows:
Exhibit Number	Description
1.	Letter Agreement, dated January 10, 2012, between Aruze USA, Inc. and Jonathan Macey
2.	Letter Agreement, dated January 10, 2012, between Aruze USA, Inc. and Fredric Reynolds
3.
Joint Filing Agreement, dated January 11, 2012 among Aruze USA, Inc., Universal Entertainment Corporation and Kazuo Okada (incorporated by reference to Exhibit 2 to Amendment 7, filed on August 10, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2012	ARUZE USA, INC.

	By:	/s/ Kazuo Okada
	Name:	Kazuo Okada
Presen	Title:	President

UNIVERSAL ENTERTAINMENT CORPORATION

	By:	/s/ Kazuo Okada
	Name:	Kazuo Okada
	Title:	Chairman and Director

/s/ Kazuo Okada
Kazuo Okada, individually

EXHIBIT INDEX

Exhibit Number	Description
1.	Letter Agreement, dated January 10, 2012, between Aruze USA, Inc. and Jonathan Macey
2.	Letter Agreement, dated January 10, 2012, between Aruze USA, Inc. and Fredric Reynolds
3.
Joint Filing Agreement, dated January 11, 2012 among Aruze USA, Inc., Universal Entertainment Corporation and Kazuo Okada (incorporated by reference to Exhibit 2 to Amendment 7, filed on August 10, 2012).